UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2024

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Topline Results of Phase II Trial Evaluating Allocetra™ In Patients With Sepsis

On April 11, 2024, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), issued a press release announcing topline results from its Phase II trial of Allocetra™ in patients with sepsis, in which 120 patients enrolled. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference. The information immediately under or following the headings “Analysis of eligible patients from the sepsis Phase II study (NCT# NCT04612413)”, “Efficacy” and “Safety” in such press release is incorporated by reference into Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission. For the elimination of doubt, no other information contained in such press release, including the statements of Bruno François, M.D. and Oren Hershkovitz, Ph.D., is incorporated by reference in such registration statements.

Investor Presentation

On April 11, 2024, Enlivex posted an updated investor presentation on its website. A copy of such presentation is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference. The information contained on slides 17 through 23, inclusive, of such investor presentation is incorporated by reference into Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission.

Yavne Facility Lease Assumption and Manufacturing Facility Sale

As previously reported in 2023, Enlivex adopted a strategic reprioritization plan, which contemplated, among other things, that Enlivex sell the leased manufacturing facility it constructed in Yavne, Israel, together with the equipment installed by Enlivex therein (the “Equipment”), and assign the lease agreement with respect thereto (the “Lease Agreement”).

On March 31, 2024, Enlivex entered into an agreement (the “Agreement”) with BioHarvest Ltd., an Israeli company (the “purchaser”), pursuant to which the purchaser agreed to acquire the Equipment and assume all of Enlivex’s obligations under the Lease Agreement, effective as of April 1, 2024, for an aggregate purchase price (the “Purchase Price”) payable to Enlivex of 13.0 million New Israeli Shekels (“NIS”) (approximately $3.5 million). The Purchase Price is payable in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), commencing on April 1, 2024. Pursuant to the Agreement, title to the Equipment will transfer to the purchaser only upon full payment of the total Purchase Price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024. Subject to certain conditions, the purchaser may, in its sole discretion, prior to October 1, 2025, prepay (i) all of the remaining outstanding Purchase Price at a 4% discount, or (ii) a portion of the remaining outstanding Purchase Price, in an amount of not less than NIS 4.0 million (approximately $1.08 million), at a 2% discount, in which case, the Purchase Price remaining outstanding thereafter shall continue to be paid in monthly instalments of NIS 375,000 each (approximately $102,000).

The information under the heading “Yavne Facility Lease Assumption and Manufacturing Facility Sale” in this Report on Form 6-K is incorporated by reference into Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on April 11, 2024.
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: April 11, 2024

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